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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           PACIFIC SCIENTIFIC COMPANY

                           (NAME OF SUBJECT COMPANY)

                           PACIFIC SCIENTIFIC COMPANY

                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (TITLE OF CLASS OF SECURITIES)

                                     694806

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  LESTER HILL
                             CHAIRMAN OF THE BOARD
                          AND CHIEF EXECUTIVE OFFICER
                      620 NEWPORT CENTER DRIVE, SUITE 700
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 720-1714

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                   ON BEHALF OF THE PERSON FILING STATEMENT)

                                With Copies To:

         ADAM O. EMMERICH, ESQ.                 WILLIAM J. SIMPSON, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ      PAUL, HASTINGS, JANOFSKY & WALKER, LLP
          51 WEST 52ND STREET                       695 TOWN CENTER
        NEW YORK, NEW YORK 10019              COSTA MESA, CALIFORNIA 92826
             (212) 403-1000                          (714) 668-6200

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Pacific Scientific Company (the "Company" or "Pacific Scientific"). The address of the principal executive offices of the Company is 620 Newport Center Drive, Suite 700, Newport Beach, California 92660. This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement" or this "Schedule 14D-9") relates to the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to that certain Rights Agreement dated as of December 21, 1997, as amended, between the Company and Chase Mellon Shareholder Services, LLC, as Rights Agent (the "Rights Agreement").

ITEM 2. TENDER OFFER OF BIDDER

     This statement relates to a tender offer by ACC Acquisition Corp. ("Purchaser"), a California corporation and an indirect wholly owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), as set forth in a Tender Offer Statement on Schedule 14D-1, dated February 6, 1998 (the "Schedule 14D-1"), to purchase all outstanding Shares at a price of $30.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 31, 1998 (the "Merger Agreement"), by and among DH Holdings Corp., a wholly owned subsidiary of Parent ("Holdings"), Purchaser and the Company. The Offer is subject to certain conditions, including the condition that 90% of the outstanding Shares are tendered prior to the expiration of the Offer. The Merger Agreement provides that, if the Offer is consummated pursuant to its terms, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference.

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser, Parent and Holdings are located at 1250 24th Street, N.W., Suite 8000, Washington, D.C. 20037.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein, in Schedule I attached hereto or on pages 2, 3 and 5 through 10 of the Company's proxy statement, dated March 14, 1997 (the "1997 Proxy Statement"), relating to the Company's 1997 Annual Meeting of Shareholders, which are filed as Exhibit 2 to this Statement and are incorporated herein by reference, or as otherwise set forth herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i)

the Company, its executive officers, directors or affiliates or (ii) Bidder, Parent or their respective executive officers, directors or affiliates.

     The Merger Agreement. The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Schedule 14D-1, a copy of which Schedule 14D-1 is enclosed with this Schedule 14D-9, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit 1 hereto and is incorporated herein by reference. The following is a summary of certain portions of the Merger Agreement which relate to arrangements among the Company, Purchaser, Parent and the Company's executive officers and directors.

     Board of Directors. Promptly upon the purchase by Purchaser of Shares representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Holdings shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors (the "Board") as is equal to the number of directors which is the product of (a) the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by (b) the percentage that the aggregate number of Shares beneficially owned by Holdings or its affiliates bears to the total number of Shares then outstanding on a fully diluted basis. Notwithstanding the foregoing, the Company, Holdings and Purchaser have agreed that, until the Effective Time, the Board shall have at least two directors ("Independent Directors") who are not officers, directors or designees of Purchaser or any of its affiliates; provided, however, that, in such event, if the number of Independent Directors shall be reduced below two, the remaining Independent Director shall be entitled to designate a person to fill such a vacancy who shall not be an officer, director or designee of Purchaser or any of its affiliates and who shall be deemed to be an Independent Director for purposes of the Merger Agreement. In the Merger Agreement, the Company has agreed, upon request of Holdings, to take all actions necessary to cause Holdings' designees to be so elected, including mailing to its shareholders the Information Statement containing the information required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, and, if necessary, seeking the resignation of one or more existing directors.

     Options, Stock Plans. Pursuant to the Merger Agreement, immediately following the Effective Time, (a) each outstanding employee or director stock option (each, an "Option"), whether or not fully exercisable, to purchase Shares granted under any stock option or similar plan or separate option agreement of the Company (such plans and agreements, collectively, the "Stock Plans"), will be entitled to receive in settlement of such Option, a cash payment from the Company equal to the product of (i) the total number of Shares previously subject to such Option and (ii) the excess of the Offer Price over the exercise price per Common Share Subject to such Option, subject to any required withholding of taxes.

     Employee Benefits. Holdings has agreed to cause the Surviving Corporation to honor the employment, severance and bonus arrangements to which the Company is party. Holdings has also agreed that for a period of two years following Effective Time, the Surviving Corporation will provide employees of the Company and its subsidiaries compensation and employee benefit and welfare plans which are not materially less favorable in the aggregate to such employee than those generally in effect on the date of the Merger Agreement with respect to similarly situated employees of the Company.

     Indemnification; Directors' and Officers' Insurance. Pursuant to the Merger Agreement, from and after the Effective Time, Holdings has agreed, and will cause the Surviving Corporation to, indemnify the present and former officers, directors, employees and agents of the Company and its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, expenses or liabilities arising out of or related to actions or alleged actions or omissions occurring at or prior to the Effective Time to the full extent permitted under California law or, if greater, in the Company's Restated Articles of Incorporation By-Laws and agreements (including indemnification agreements to which directors or officers of the Company or its subsidiaries are parties) between the Company or one of its subsidiaries and such employee, in effect on the date of the Merger Agreement and identified to Purchaser by the Company (to the extent consistent with applicable law), which will survive the Merger and continue in full force and effect. If such Indemnified Party becomes involved in any action or proceeding, without limitation, Holdings has agreed to advance reasonable legal and other expenses as incurred by an Indemnified Party, provided, however, Holdings will not, in connection with one action or separate but substantially similar actions arising out of the same general allegations, be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all Indemnified Parties, except in certain circumstances. Holdings will be entitled to participate in the defense of any such action or proceeding. In addition, pursuant to the Merger Agreement, Holdings has agreed to maintain the current policies for officers and directors liability insurance for not less than six years from the Effective Time.

     Confidentiality Agreement. The following is a summary of certain provisions of the Confidentiality Agreement, dated January 9, 1998, by and between BancAmerica Robertson Stephens ("BARS") on behalf of the Company and Parent (the "Confidentiality Agreement"), filed as Exhibit 3 hereto and incorporated herein by reference. Because Parent is the parent corporation of Holdings, the provisions of the Confidentiality Agreement are also applicable to Holdings and Purchaser. The summary is qualified in its entirety by reference to the Confidentiality Agreement. Pursuant to the Confidentiality Agreement, Parent has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Parent also agreed that for a period of three years from the date of the Confidentiality Agreement, neither Parent nor any of its affiliates shall, directly or indirectly, without the prior written consent of

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ITEM 3. IDENTITY AND BACKGROUND--(CONTINUED)

the Board, (i) acquire, agree to acquire or make any proposal to acquire, ownership (including but not limited to beneficial ownership, as defined in Rule 13d-3 under the Exchange Act), or any of the assets or businesses of the Company or any securities issued by the Company, or any rights or options to acquire such ownership (including from a third party), or make any public announcement (or request permission to make any such announcement) with respect to any of the foregoing; (ii) seek or propose to influence or control the management or the policies of the Company or to obtain representation on the Board, or solicit, or participate in the solicitation of, any proxies or consents with respect to any securities of the Company, or make any public announcement with respect to any of the foregoing or request permission to do any of the foregoing; or (iii) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing. Until the earlier of (i) the consummation of a transaction between the Company and Parent, or (ii) three years from the date of the Confidentiality Agreement, Parent agreed not to initiate or maintain contact (except for contact in the ordinary course of business) with any officer, director, employee, supplier, distributor, broker or customer of the Company for the purposes of obtaining information regarding the Company's operations, assets, prospects or finances, except with the express permission of the Company. The Confidentiality Agreement provided further that without the Company's prior written consent, Parent will not, for a period of three years from the date of the Confidentiality Agreement, without the Company's written consent, directly or indirectly solicit for employment any person who is currently employed in a management or supervisory position with the Company or who receives annual compensation of $50,000 or more.

  CERTAIN CONFLICTS

     Employment Agreements. The Company entered into an Employment Agreement dated as of February 17, 1997 with Lester "Buck" Hill, Chairman of the Board, and Chief Executive Officer of the Company (the "Hill Employment Agreement"). The Hill Employment Agreement is for a term ending on December 31, 2000 (which automatically extends for one additional year if notice is not given by Mr. Hill or the Company to the other that such term shall not be so extended), unless further extended or sooner terminated as provided therein. The compensation payable to Mr. Hill thereunder consists of (i) $325,000 annually; (ii) a performance bonus payable within ninety days after the end of the fiscal year of the Company in an amount to be determined by the Board, which amount is designed to equal 75% of Mr. Hill's then current base salary if targeted performance is achieved; (iii) the grant of a nonstatutory stock option to purchase 250,000 shares of Common Stock; and (iv) certain medical insurance and other benefits, including a special supplemental retirement plan. On June 18, 1997, the Board authorized the Company to enter into certain employment agreements (the 'Additional Employment Agreement' and, collectively with the Hill Employment Agreement, the "Employment Agreements") with David L. Schlotterbeck and Winston
E. Hickman, who are, respectively, President and Senior Vice President and Chief

Financial Officer of the Company.

     The Additional Employment Agreements are for a term ending on December 31, 2000 (which automatically extends for one additional year if notice is not given by the Company or the employee that such term shall not be extended), unless further extended or sooner terminated as provided in such agreement. The compensation payable to Mr. Schlotterbeck and Mr. Hickman is comprised of (i) $260,000 annually and $186,000 annually, respectively; (ii) a performance bonus payable within ninety days after the end of the fiscal year of the Company and in an amount as determined by the Chief Executive Officer of the Company pursuant to such Additional Employment Agreements, which amount is designed to equal 50% and 35% respectively, of the executive's then current base salary if targeted performance is achieved; (iii) the grant of a nonstatutory stock option to purchase, with respect to Mr. Schlotterbeck, 150,000 shares of Common Stock, and with respect to Mr. Hickman, 50,000 shares of Common Stock; and (iv) certain medical insurance and other benefits.

     Each of the Employment Agreements is terminable for (i) "Cause," as such term is defined in such Agreements, (ii) death, (iii) disability, (iv) other than for Cause, or (v) upon resignation for "Good Reason," as such term is defined in such Employment Agreements. Upon termination for Cause, death or disability, the executive is entitled to receive only the portion of salary that has been earned up to the date of termination (including compensation for any accrued and unused vacation, reimbursement for business expenses, applicable life insurance proceeds, or applicable benefits) (the "Minimum Payment"). Upon termination for Good Reason, or other than for Cause, death or disability, the executive shall receive the Minimum Payment and a severance

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ITEM 3. IDENTITY AND BACKGROUND--(CONTINUED)

payment of 24, 18 and 12 months of then-current salary of Messrs. Hill, Schlotterbeck and Hickman, respectively, payable, at the option of the executive in either (i) a lump sum within thirty days after the date of termination, or
(ii) in semi-monthly installments over the applicable period after the date of termination. Pursuant to the Employment Agreements, upon termination within one year following a Change of Control of the Company (as such term is defined below), or in the event the Company, following a Change of Control of the Company, delivers notice to the executive that it is not extending the term of such executive's employment for one year, then the Company shall be obligated to pay the executive the items enumerated in the preceding sentence.

     The foregoing descriptions are qualified in their respective entireties by reference to the Employment Agreements, copies of which are filed as Exhibits 4, 5 and 6 to this Statement and are incorporated herein by reference.

     In lieu of receiving 1997 bonuses which would normally be payable during the first 90 days of 1998, the Company will pay Messrs. Hill, Schlotterbeck and Hickman bonuses in 1997 in the amounts of $290,000, $245,000 and $85,000. To the extent such amounts exceed the bonuses which would otherwise be payable in 1998, such excess shall reduce future bonuses and/or severance payments otherwise payable to such executives.

     Stock Option Agreements. Pursuant to the Hill Employment Agreement, Mr. Hill has entered into a Nonstatutory Stock Option Agreement with the Company dated as of February 18, 1997 (the "Hill Stock Option Agreement") pursuant to which the Company granted to Mr. Hill an option (the "Hill Option") to purchase 250,000 shares of Common Stock (subject to adjustment in certain circumstances) at an exercise price of $12.625 per share. The Hill Option is not intended to qualify as an incentive stock option under the Internal Revenue Code of 1996, as amended (the "Code"), and was not issued under the Company Stock Option Plan. The Hill Option becomes exercisable in cumulative increments of 50,000 shares on February 18 in each of 1997, 1998, 1999, 2000 and 2001. The Hill Option expires on February 18, 2007. Pursuant to the Employment Agreements as described above, Mr. Schlotterbeck and Mr. Hickman have entered into Nonstatutory Stock Option Agreements with the Company as of July 7, 1997 (together with the Hill Option Agreement, the "Stock Option Agreements"). Pursuant to the Stock Option Agreements the Company granted Mr. Schlotterbeck and Mr. Hickman Options to purchase with respect to Mr. Schlotterbeck up to 150,000 shares of Common Stock, and with respect to Mr. Hickman, 50,000 shares of Common Stock (subject to adjustments in certain circumstances), at a price of $13.94 per share. The Options are not intended to qualify as incentive stock options under the Code and were issued outside the Company Stock Option Plan. The Options become exercisable in cumulative increments of, in the case of Mr. Schlotterbeck, 37,000 shares, and in the case of Mr. Hickman, 12,500 shares, on each of July 7, 1998, July 7, 1999, July 7, 2000 and July 7, 2001. The Options expire on July 7, 2007. Notwithstanding the foregoing, upon a Change of Control of the Company, the Options automatically become fully exercisable as to all shares subject thereto.

     For the purposes of the Employment Agreements and the Stock Option Agreements, "Change of Control" of the Company shall be deemed to have occurred if (i) the shareholders of the Company approve a definitive agreement to sell, transfer, or otherwise dispose of all or substantially all of the Company's assets and properties; (ii) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act, directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; provided, however, that the following shall not constitute a "Change in Control" of the Company: (a) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities); (b) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; (iii) the shareholders of the Company approve the dissolution or liquidation of the Company; or (iv) the shareholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another entity or entities, the result of which merger or consolidation is that less than 50% of the outstanding voting securities of the surviving or resulting entity are, or are to be, owned by holders of the Company's common stock immediately prior to the merger. Either of the Offer or the Merger, if consummated, would constitute a Change of Control for the foregoing purpose.

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ITEM 3. IDENTITY AND BACKGROUND--(CONTINUED)

     The foregoing descriptions are qualified in their respective entireties by reference to the Stock Option Agreements, copies of which are filed as Exhibits 7, 8 and 9 to this Statement and are incorporated herein by reference.

     Severance Plan. On December 21, 1997, the Company adopted the 1997 Pacific Scientific Company Change of Control Severance Plan (the "Severance Plan") to establish its severance policies and commitments in the change in control context. The Severance Plan was adopted to guarantee severance benefits to key employees in the event of their termination following a change of control. The Severance Plan explicitly precludes any provision from taking effect to the extent that it would prevent a business transaction from qualifying for pooling of interests accounting. Similarly, the Severance Plan generally prohibits payments that the Company believes will be subject to golden parachute tax penalties or that would be nondeductible under the deduction limit on nonperformance-based compensation under Section 162(m) of the Code. Although the Company believes that the benefits provided to Messrs. Hill, Schlotterbeck and Hickman will not constitute excess parachute payments, the Company has agreed to indemnify such individuals from any taxes, penalties and costs in the event it is ultimately determined that such benefits constitute excess parachute payments.

     Subject to the foregoing, the Severance Plan authorizes the Company's Executive Committee to extend participation selectively to the Company's corporate officers and corporate staff, to its group and division presidents, to persons who directly report to division presidents, to other comparable employees and to other key employees. The Company's Executive Committee has thus far extended severance benefits to 51 individuals. Pursuant to those benefits, in the event a "change in control" occurs and a participant is terminated by the Company (or its successor) without cause or resigns for "good reason" (as defined under the Severance Plan), within two years from the date of such event, the individual would receive a lump sum severance benefit of from 12 to 130 weeks of salary and target bonus, depending on the individual's position (130 weeks in the case of Messrs. Hill, Schlotterbeck and Hickman and from 52 to 104 weeks in the case of other executive officers), and would receive group insurance benefit continuation for an equivalent period. The severance benefits provided to Messrs. Hill, Schlotterbeck and Hickman in their respective Employment Agreements do not add to their benefits under the Severance Plan. In no event, however, would participants receive less than one month of severance for each year of service to the Company (subject to an 18 month cap).

     For the purpose of the Severance Plan, a "change of control" includes each of the following: (i) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of substantially all the assets of another entity, in each case, unless, following such transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Common Stock and the Company's outstanding voting securities immediately prior to such transaction beneficially own, directly or indirectly, more than 60%, respectively, of the then-outstanding shares of common stock and the combined voting power of the then outstanding voting securities, as the case may be, of the surviving entity in such transaction in substantially the same proportions as their ownership, immediately prior to such transaction of the then-outstanding shares of common stock and then-outstanding voting securities, as the case may be, (B) no individual, entity or group (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such transaction or the combined voting power of the outstanding securities of such corporation except to the extent that such ownership existed prior to such transaction, and (C) at least a majority of the members of the Board resulting from such transaction were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such transaction; (ii) the acquisition by any individual, entity or group of 20% or more of either the outstanding shares of Common Stock or the combined voting power of the outstanding voting securities of the Company (in either case other than acquisitions by the Company, directly from the Company and by employee benefit plans of the Company or any entity controlled thereby; (iii) individuals who, as of December 21, 1997, constitute the Board (the "Incumbent Board") cease for any reason to constituted at least a majority of the Board (except that any individual becoming a director subsequent to such date whose election, or nomination for election by the Shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest, including a contest for the removal of directors and certain other contests); (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; and (v) the Board adopts a resolution to the effect that, for purposes of the Severance Plan, a change in control has occurred. Either of the Offer or the Merger, if consummated, would constitute a change of control for the foregoing purpose.

     The Severance Plan will expire on December 31, 2002, unless terminated sooner, which the Company can do prior to a change in control, other than in anticipation of a change in control.

     As of the date of this Statement, the Executive Committee of the Board has designated each of the Company's executive officers, among others, as participants in the Severance Plan.

     The foregoing description is qualified in its entirety by reference to the Severance Plan, a copy of which is filed as Exhibit 10 to this Statement and is incorporated herein by reference.

     Option Plan Amendments. On December 21, 1997, the Company amended its existing stock option plans (and all outstanding options issued pursuant to those plans) such that in the event of a change in control (within the meaning of the Severance Plan), all outstanding options will be immediately exercisable by the holder thereof as to all shares subject thereto, subject to the Severance Plan's pooling and golden parachute limitations. See "Certain Stock Ownership Information" below for information respecting participation in such plan by certain officers and directors of the Company. On the same date, the Company entered into amendments to the Stock Option Agreements with Messrs. Hill, Hickman and Schlotterbeck, respectively, providing for comparable amendments giving them the benefit of such amendments to the extent such amendments are more favorable than the existing provisions with respect to a change of control of the Company.

     The foregoing description is qualified in its entirety by reference to the instruments effecting such amendments, copies of which are filed as Exhibits 11 through 15 to this Statement and are incorporated herein by reference.

     Indemnification Agreements. On December 21, 1997, the Board approved indemnification agreements between the Company and each of the Company's directors and Messrs. Schlotterbeck and Hickman. The Company agreed to indemnify and advance expenses to the individual indemnitees pursuant to terms of the agreements and to the fullest extent permitted by law in effect on the date of the agreement and to such greater extent as applicable law may from time to time permit. In the event there is a change of control of the Company, the indemnitees would be presumed to be entitled to indemnification under the agreements if they submit a request for indemnification in accordance with the agreement. The indemnitee's rights to be indemnified and to receive the advancement of expenses as provided for in the agreements are not exclusive of any other rights such persons may be entitled to under applicable law, the Company's Articles of Incorporation or the Company Bylaws, any other agreement, a vote of the shareholders, a resolution of the directors or otherwise.

     The foregoing description is qualified in its entirety by reference to the Form of Indemnification Agreement, a copy of which is filed as Exhibit 16 to this Statement and incorporated herein by reference.

     Certain Stock Ownership Information. In addition to the information set forth in Schedule I and in the 1997 Proxy Statement under the captions "Common Stock Ownership," "Executive Compensation," "Option Grants in Last Fiscal Year" and "Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option Values," and in addition to the information provided above, the following sets forth certain information regarding securities of the Company owned beneficially or of record by the Company's directors, executive officers and affiliates:

     As of the date of this Statement, William T. Fejes, Senior Vice President of the Company, is the holder of options to purchase (i) 800 shares of Common Stock at an exercise price of $9.0625 per share which is fully exercisable; (ii) 3,600 shares of Common Stock at an exercise price of $13.8125 per share which is exercisable as to 2,700 shares and becomes exercisable as to the remaining shares in 1998; (iii) 5,000 shares of Common Stock at an exercise price of $16.75 which is exercisable as to 2,500 shares and becomes exercisable as to an additional 1,250 shares in each of 1998 and 1999; and (iv) 8,000 shares of Common Stock at an exercise price of $20.875 per share which is exercisable as to 2,000 shares and becomes exercisable as to an additional 2,000 shares in each of 1998, 1999 and 2000.

     As of the date of this Statement, Steven Breitzka, a Vice President of the Company, beneficially owns 2,484 shares of Common Stock. Mr. Breitzka is also the holder of options to purchase (i) 6,150 and 5,000 shares of Common Stock at exercise prices of $7.5625 and $9.0625 per share, respectively, each of which is fully exercisable; (ii) 6,000 shares of Common Stock at an exercise price of $13.8125 per share which is exercisable as to 4,500 shares and becomes exercisable as to the remaining shares in 1998; (iii) 4,000 shares of Common Stock at an exercise price of $16.75 per share which is exercisable as to 2,000 shares and becomes exercisable as to an additional 1,000 shares in each of 1998 and 1999; and (iv) 4,000 shares of Common Stock at an exercise price of $20.875 per share which is exercisable as to 1,000 shares and becomes exercisable as to an additional 1,000 shares in each of 1998, 1999 and 2000.

     On May 29, 1997, each of the members of the Board (other than Mr. Hill) was granted an option to purchase 3,000 shares of Common Stock at an exercise price of $13.00 which is fully exercisable, and on April 23, 1997 Messrs. Fejes and Breitzka, and Messrs. Richard Knoblock and Steven Yasbek, Vice Presidents of the Company, were granted options to purchase 5,000, 8,000, 8,000 and 14,000 shares of Common Stock, respectively, at an exercise price of $11.75 per share, each of which becomes exercisable in four equal increments in each of 1998, 1999, 2000 and 2001. On May 29, 1997, Messrs. Fejes, Breitzka and Knoblock were granted options to purchase 3,000, 1,000 and 2,000 shares of Common Stock, respectively, at an exercise price of $13.00 per share, each of which becomes exercisable in four equal increments in each of 1998, 1999, 2000 and 2001.

     The foregoing descriptions are qualified in their respective entireties by reference to the texts of the applicable agreements, plans, policies, notes and other documents, copies of which are filed as Exhibits 11 through 15 to this Statement and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors. The Board has unanimously determined that the consideration to be paid for each share of Common Stock in the Offer and the Merger is fair to the stockholders of the Company and that the Offer and the Merger are otherwise in the best interests of the Company and its stockholders, has approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommends that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer.

     (b) Background; Reasons for the Recommendation. On December 9, 1997, the Company received a written proposal from Kollmorgen Corporation ("Kollmorgen") for a business combination between Kollmorgen and the Company in which Kollmorgen proposed that the Company's shareholders would receive consideration of $20.50 per share, half in cash and the balance in Kollmorgen stock (without specifying the basis on which such stock would be valued), and related matters.

At a meeting of the Board on December 12, 1997, the Board authorized Lester Hill, Chairman and Chief Executive Officer of the Company, to inform Kollmorgen that the Company would respond to Kollmorgen's proposal after having had the chance to fully consider the matter. On December 15, 1997, Kollmorgen commenced an unsolicited tender offer for a majority of the shares of Common Stock for $20.50 in cash (the "Kollmorgen Tender Offer") and a second step merger (the "Kollmorgen Merger") of the Company into a Kollmorgen subsidiary in which the Company's stockholders would receive, for each share of Common Stock, Kollmorgen stock with a value of $20.50, subject to certain conditions that could render the value of such stock less than or greater than $20.50. Kollmorgen also filed with the Commission on such date a Consent Solicitation Statement/Preliminary Prospectus (the "Kollmorgen Solicitation") seeking consents from Company stockholders to call a special meeting of the Company's stockholders for the purpose of, among other things, removing all of the members of the Board and replacing them with nominees selected by Kollmorgen. On December 15, 1997, the Company engaged BARS as its investment banker.

     On December 17 and 21, 1997, the Board met to consider the Kollmorgen Tender Offer and related matters. At those meetings, the Board considered the Company's business, financial condition, results of operations, current business strategy and future prospects, recent and historical market prices for the Common Stock, the terms of the Kollmorgen Tender Offer and the Kollmorgen Merger, strategic and other potential alternatives to the Kollmorgen Tender Offer and the Kollmorgen Merger, and other matters, including information presented by the Company's management, BARS and the Company's legal advisors. At its December 21st meeting, the Board unanimously (i) determined to redeem the preferred share purchase rights then issued and outstanding under the Company's then-existing preferred share purchase rights plan and simultaneously adopted a new Preferred Share Purchase Rights Plan and declared a dividend distribution of new preferred share purchase rights (the 'Rights') thereunder; (ii) declined to render the then-existing rights or the Rights applicable to the Kollmorgen Tender Offer or the Kollmorgen Merger; and (iii) declined to recommend the Kollmorgen Tender Offer or the Kollmorgen Merger or to approve the Kollmorgen Merger. The Board also unanimously recommended that shareholders decline to deliver consents to Kollmorgen in connection with the Kollmorgen Solicitation. Thereafter, the Company solicited revocations from its stockholders of consents given to Kollmorgen pursuant to the Kollmorgen Solicitation.

     During the period following commencement of the Kollmorgen Tender Offer, the Board, together with the Company's management and its legal and financial advisors, continued to evaluate the Company's strategic alternatives. A variety of third parties contacted members of the Company's management and BARS to express an interest in the possibility of pursuing a transaction with the Company were the Board to entertain such a possibility. As part of the Board's evaluation process, BARS was directed to contact, on a confidential basis, third parties who might have an interest in pursuing a transaction with the Company.

Beginning on January 5, 1998, BARS, on behalf of the Company, arranged for more than 40 parties, including (on January 9, 1998) Parent, to execute customary confidentiality agreements. These agreements, which were substantially similar, included covenants on the part of such third parties to maintain confidentiality of information such parties received regarding the Company, as well as customary 'standstill' provisions pursuant to which the parties agreed not to acquire or agree, offer, seek or propose to acquire ownership of any of the Company's securities, assets or businesses, seek or propose to influence management or control of the Company or enter into arrangements with third parties to do any of the foregoing, unless requested to do so by the Board. Thereafter, BARS began distributing confidential information regarding the Company to each of the parties that had executed a confidentiality agreement. During this period, management and members of the Board consulted frequently with one and other and with the Company's legal and financial advisors concerning Kollmorgen's actions and developments in the Board's evaluation process.

     On January 8, 1998, Kollmorgen announced that it had received consents from holders of in excess of 10% of the outstanding shares of Common Stock to call a special meeting. On January 12, 1998, the Board met and called a special meeting for February 13, 1998 for the purpose of considering and acting upon Kollmorgen's proposals to, among other things, remove the existing Board from office and replace it with Kollmorgen nominees. At its January 12 meeting, the Board unanimously resolved to recommend that the Company's stockholders reject Kollmorgen's proposals, and thereafter circulated proxy materials to the Company's stockholders urging stockholders to vote against Kollmorgen's proposals at the February 13 meeting.

     During the period following BARS' distribution of confidential information to third parties, BARS responded to questions and provided additional information to various of the parties to which it previously had provided information, in order to assist such parties in their review of the Company. The Company, through BARS, also received oral preliminary indications of interest from certain of these parties as to the price levels such parties would be willing to consider in an acquisition transaction involving the Company. During the week of January 11, 1998 and the beginning of the week of January 18, 1998, some of the parties to whom BARS had been providing information, including Parent, expressed a desire to perform more detailed due diligence on, and meet with members of management of, the Company, with a view toward quickly reaching an agreement to acquire the Company. During the week of January 18, 1998, representatives of BARS and members of the Company's management met with representatives of certain of the parties, including Parent, that had expressed a serious interest in pursuing a transaction with the Company and provided such parties with access to management and visits to Company facilities. On January 23, 1998, Gideon Argov, Chairman and Chief Executive Officer of Kollmorgen, called Mr. Hill to request that representatives of Kollmorgen be permitted to enter into discussions with the Company and to receive information from the Company. Mr. Hill stated that it was not in the interest of the Company's shareholders to agree to such a request unless and until Kollmorgen terminated the Kollmorgen Tender Offer and the proposed Kollmorgen Merger and executed a confidentiality agreement, with customary standstill provisions, on the same basis as other parties had agreed to execute, so that Kollmorgen's participation in the Company's exploration of strategic alternatives would be on an equal footing with other parties. Mr. Argov stated that Kollmorgen would not agree to such conditions.

     Over the weekend of January 23 and during the week of January 25, 1998, the Company's management and BARS continued to have discussions and due diligence meetings with several parties. On January 28, 1998, the Company's counsel delivered to attorneys to several parties a proposed form of merger agreement. Beginning on January 30, 1998, the Company's legal advisors, with the assistance of management and the Company's financial advisors, discussed and negotiated the form of contract with such parties. Also on January 30, Kollmorgen increased the cash and stock price of its unsolicited tender offer and merger to $23.75 per share. Later in the day on January 30, BARS indicated to interested parties that the Board was scheduled to meet on the next day to consider approving a merger transaction and that such parties should make their best and final offer in terms of price and contractual terms prior to such meeting.

     On January 31, 1998, following continued discussions and negotiations, the Board received the parties' final offers, each of which contemplated all-cash tender offers followed by a cash merger. At the meeting of the Board, the Board received the opinion of BARS, that as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of the Company's Common Stock, other than Holdings, Purchaser, any affiliates of Holdings or Purchaser and any holder of Dissenting Shares (the "Holders"), in the Offer and the Merger is fair to the Holders, from a financial point of view. After discussion and analysis, the Board unanimously approved and adopted the Merger Agreement with Holdings, which, at $30.25 per share, represented the highest cash price any bidder was willing to offer. The Board also unanimously recommended that stockholders accept the Offer and tender their shares pursuant thereto and vote in favor of approval and adoption of the Merger Agreement and the Merger, to the extent required by applicable law.

     On February 2, 1998, Kollmorgen terminated the Kollmorgen Tender Offer.

     In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Common Stock tender their shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i) the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets, the historical and current market prices for the Common Stock, including the information provided by BARS as to the Company's strategic and other alternatives;

          (ii) the terms of the Merger Agreement, including (x) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and (y) the fact that financing is not a condition to the Offer and the Merger, thereby enabling stockholders to obtain cash for their shares quickly if the Minimum Condition is met;

          (iii) that the per share price contemplated by the Merger Agreement, at $30.25, represented a significant premium to the price contemplated by the Kollmorgen Tender Offer and to the trading prices of the Common Stock prior to the announcement of the Kollmorgen Tender Offer, and represented the highest cash price any potential acquiror was willing to offer;

          (iv) that, unlike the unsolicited Kollmorgen transaction, which contemplated mixed cash/stock consideration, the Merger provided certainty of value through its all-cash structure;

          (v) the process engaged in by the Company's management and financial advisors, which included discussions with a significant number of potential acquirors, as a result of which the Board had what it believed to be an accurate sense of the values that could be achieved in a third party transaction;

          (vi) that were the Company not to pursue execution of the Merger Agreement, Kollmorgen had publicly stated that if Kollmorgen succeeded in removing the Board at the special meeting called for February 13, 1998 as a result of the Kollmorgen Solicitation, Kollmorgen's nominees to the Board would pursue the Kollmorgen transaction, which contemplated a price inferior to that contemplated by the Merger Agreement;

          (vii) the presentation of BARS at the January 31, 1998 Board meeting and the opinion of BARS to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of the Company's Common Stock, other than Holdings, Purchaser, any affiliates of Holdings or Purchaser and any holder of Dissenting Shares (the "Holders"), in the Offer and the Merger is fair to the Holders, from a financial point of view (A COPY OF THE BARS OPINION IS ATTACHED AS ANNEX I TO THIS SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND FILED AS EXHIBIT 23 HERETO, IS INCORPORATED HEREIN BY REFERENCE, AND STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY);

          (viii) that the Merger Agreement permits the Company to furnish nonpublic information to, and to participate in negotiations with, any third party that has submitted an unsolicited written acquisition proposal to the Company, if the Board determines in good faith that taking such action is necessary in the exercise of its fiduciary obligations under applicable law; and

          (ix) the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay termination fees to

     Parent and reimburse Parent for its actual expenses incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that shareholders accept the Offer was made after consideration of all of the factors taken as a whole. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company initially retained BARS as its financial advisor with respect to an unsolicited tender offer made by Kollmorgen and other matters arising in connection therewith, including assisting the Company in exploring alternatives in light of the unsolicited Kollmorgen Tender Offer. Pursuant to the engagement letter between BARS and the Company dated December 15, 1997 (the "Engagement Letter"), the Company has agreed to pay BARS as follows: (i) a retainer fee of $250,000, paid to BARS on acceptance of the Engagement Letter; (ii) an advisory fee of $1,000,000 (the "Advisory Fee") of which one-half would be payable on June 15, 1998 and one-half on December 15, 1998; (iii) a fee of $250,000 in respect of, and due upon, the provision of a fairness opinion to the Board, and $100,000 in respect of any subsequent fairness opinion provided in respect of an alternative transaction proposed by a person other than Parent, Bidder or an affiliate of either Parent or Bidder; (iv) if during the term of BARS' engagement under the Engagement Letter, or within 18 months after the termination of BARS' engagement thereunder, a Sale Transaction (as defined below) occurs, then the Company shall pay to BARS a fee of $1,500,000 plus four percent (4%) of the aggregate transaction value (as defined below) thereof in excess of the "aggregate transaction value" implied by a per share transaction price of $20.50 per fully diluted common share; (v) if during the term of the engagement under the BARS Engagement Letter, or within 18 months after the date of termination of BARS' engagement thereunder, a Divestiture (as defined below) occurs, other than one described in (iv) above, then the Company shall pay to BARS a fee equal to one and one-half percent (1.5%) of the "aggregate transaction value" of each such transaction, subject (except in limited circumstances) to a minimum fee of $500,000 per transaction. The retainer fee and opinion fees will be credited against the second installment of the advisory fee, and all of such fees will be credited against any Sale Transaction fee. Following payment of a Sale Transaction fee, no future advisory fees will be payable. If during the term of the engagement under the Engagement Letter, or until 18 months after the date of termination of BARS' engagement thereunder, in the event that a transaction other than a Sale Transaction or Divestiture is completed, and the Company retains an advisor or financing agent in connection with such transaction, the Company agrees to retain BARS, or an affiliate of BARS, and will pay BARS or such affiliate a mutually acceptable fee based on industry standards.

     A "Sale Transaction" will be deemed to occur in the event that, directly or indirectly, in one or a series of related transactions, any merger involving a change in control of the Company is effected, any sale or transfer of all or substantially all of the business, properties or assets of the Company is completed, or there shall occur an acquisition by a person or a "group" of persons (as defined in Section 13(d)(3) of the Exchange Act) of beneficial ownership of any class of capital stock of the Company constituting more than 50% of the outstanding shares of such class of capital stock (or rights to acquire the same), by way of tender or exchange offer, open market purchase, negotiated purchase or otherwise. "Aggregate transaction value" is defined to include, without limitation, all cash, security and notes paid by the acquiring entity plus funded debt assumed, and in the case of consummation of a Sale Transaction, the acquiror, upon completion of a Sale Transaction, shall be deemed for purposes of calculating such fee to have acquired all of the equity of the Company and assumed all of its funded debt. A "Divestiture" will be deemed to occur in the event that a divestiture of one or more segments or businesses of the Company, or an acquisition of another entity by the Company, is completed.

     If the transactions contemplated by the Merger Agreement are consummated, BARS will receive aggregate fees of $6.8 million, of which $600,000 has been paid to date, including $100,000 paid in connection with BARS' fairness opinion.

     The Company has also agreed to reimburse BARS for its reasonable expenses (including, without limitation, professional and legal fees and disbursements), up to $50,000, incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify BARS and certain related persons against certain liabilities in connection with its engagement, including certain liabilities under the federal securities laws.

     In the normal course of its business, BARS regularly buys and sells the Common Stock and other securities for its own account and for the accounts of its customers, which transactions may result from time to time in BARS and its associates having a net "long" or net "short" position in the Common Stock or other securities or option contracts or derivatives in or relating to the Company's securities.

     Except as described above, neither the Company, nor any person acting on its behalf, currently intends to employ, retain or compensate any other person to make solicitations or recommendations to Shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the knowledge of the Company, except as described in this Item 6, no transactions in shares of Common Stock have been effected within the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company. As described in Item 4, above, the Company redeemed the then existing rights and adopted the Rights Agreement and declared a dividend of new

Rights thereunder and, on January 31, 1998, the Company amended the Rights Agreement pursuant to the Merger Agreement to provide, among other things, that Parent and its Affiliates (as defined in the Rights Agreement), would not be deemed an Acquiring Person (as defined below). See also Item 8 below, which sets forth certain information as to the Rights and certain related matters.

     On December 15, 1997, the Company redeemed all the $16.978 million principal amount of the Company's 7 3/4% Convertible Subordinated Debentures due June 15, 2003, together with interest accrued thereon, in accordance with the terms of the indenture for such securities.

     (b) To the knowledge of the Company, its executive officers, directors, affiliates and subsidiaries presently intend to tender, pursuant to the Offer, all shares of Common Stock which are held of record or are beneficially owned by such persons.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) None.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The following information is in addition to the information set forth in
Item 4.

     Articles of Incorporation. Article Fifth of the Company's Restated Articles of Incorporation ("Article Fifth") provides that the adoption of any agreement for the merger of the Company with, or any sale or other disposition of all or substantially all of the assets of the Company (or in any case greater than fifty percent (50%) of the then fair market value thereof) to, a person that is an "associate" of the Company (an "Acquiring Associate") requires (i) the affirmative vote of the holders of at least a majority of the outstanding shares of stock of the Company entitled to vote exclusive of shares owned beneficially by the Acquiring Associate, and (ii) the affirmative vote of the holders of at least two-thirds of the outstanding shares of stock of the Company entitled to vote. Shares held beneficially by an Acquiring Associate include shares beneficially owned by any affiliate or associate of such person and shares such person or its affiliates or associates have the right to acquire pursuant to agreement or with respect to which such person or its affiliates or associates have any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of voting securities of the Company.

Article Fifth thus has the effect of increasing the voting requirements that would otherwise be required under applicable law for approval of extraordinary transactions to which it applies.

     Under Article Fifth, (i) an "associate" of a specified person is (A) any person who is, directly or indirectly, the beneficial owner of five percent (5%) or more of any class of equity securities of such specified person or who is an officer, director, trustee or partner of such specified person or any affiliate of such specified person, (B) any trust or estate in which such specified person has a substantial beneficial interest or as to which such specified person serves as a trustee or in a similar fiduciary capacity, and (C) any relative or spouse of such specified person, or any relative of such spouse, having the same home as such specified person; and (ii) an "affiliate" of a specified person is any other person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the specified person.

     The enhanced voting requirements of Article Fifth do not apply to any transaction (i) between the Company and its wholly owned subsidiaries; (ii) that is a merger for which approval of the Company's stockholders is not required under California law; (iii) that is a merger in which the Company is the "surviving entity" (as defined below); or (iv) that has been approved by the Board either unanimously or prior to the acquisition by any associate of the Company of the beneficial ownership of 5% or more of the outstanding shares of Common Stock. The Company will be deemed the "surviving entity" in any merger in which (A) the Company's stockholders immediately prior to the merger own immediately after the merger the same stock of the Company they owned immediately prior to the merger (subject to their appraisal rights, if any); and
(B) such stockholders, other than the other party to such merger and its affiliates and associates, own immediately after the merger, subject to the same rights, if any, as dissenting stockholders, stock possessing at least a majority of the voting power of the Company, assuming the conversion of all equity securities convertible (immediately or at some future time) into stock entitled to vote and excluding stock received in the merger by reason of the ownership of stock of such other party owned immediately prior to the merger.

     The enhanced voting requirements imposed by Article Fifth also do not apply to any transaction in which all of the following conditions are satisfied:

          (1) The cash or fair market value of the property, securities or other consideration to be received per share by holders of the Company's stock in such transaction is not less than the higher of (i) the highest per share price paid an Acquiring Associate in acquiring any of its holding of shares of Common Stock or (ii) an amount (not to exceed two times the highest per share price determined in (i), above) which bears the same or greater percentage relationship to the market price of shares of Common Stock immediately prior to the announcement of such transaction as the highest per share price determined in (i) above bears to the market price of shares of Common Stock immediately prior to the commencement of acquisition of shares of Common Stock by such Acquiring Associate; and

          (2) After the Acquiring Associate becomes an associate of the Company and prior to the consummation of such transaction, (i) the Acquiring Associate shall not have acquired any newly issued shares of capital stock, directly or indirectly, from the Company (except upon conversion of convertible securities acquired by it prior to becoming an associate of the Company, upon compliance with the provisions of Article Fifth or as a result of a pro rata stock dividend or stock split), (ii) such Acquiring

     Associate shall not have received the benefit, directly or indirectly (except proportionately as a stockholder) of any loans, other financial assistance or tax credits provided by the Company, or made any major changes in the Company's business or equity capital structure, and (iii) there shall have been no reduction in the rate of dividends payable on the Common Stock, except as may have been approved by unanimous vote of the Board; and

          (3) A proxy statement meeting the requirements of the Exchange Act shall be mailed to the public stockholders of the Company for the purpose of soliciting stockholder approval of such transaction setting forth (i) any recommendations as to the advisability (or inadvisability) of the transaction which any of the directors may choose to state, and (ii) the opinion of a reputable independent national investment banking firm as to the fairness of the terms of such business combination, from the point of view of the remaining public stockholders of the Company.

     The Board is empowered to determine for purposes of Article Fifth, on the basis information then known to the Board, the fair market value of any assets of the Company (including the total assets of the Company), the fair market value of Company, whether any person is the beneficial owner of outstanding securities of the Company entitled to vote and the extent of such beneficial ownership, and the applicability of Article Fifth to a particular transaction. Article Fifth further provides that all such determinations are conclusive and binding for all purposes of Article Fifth.

     Article Fifth may be amended only upon receiving the affirmative vote of the holders of at least two-thirds of all outstanding shares of the Company entitled to vote.

     The foregoing description of Article Fifth is qualified in its entirety to reference to the Restated Articles of Incorporation of the Company, a copy of which is filed as Exhibit 18 to this Statement and is incorporated herein by reference.

     The Rights Agreement. On December 21, 1997, the Board entered into the Rights Agreement and declared a dividend of a new Right for each outstanding share of Common Stock. The dividend was payable on December 29, 1998 (the "Record Date") to the stockholders of record on that date and the then existing rights were redeemed and holders of Common Stock received a distribution of $0.01 per share of Common Stock. The Rights Agreement was amended on January 31, 1997, to provide, among other things, that Parent and its Affiliates (as defined in the Rights Agreement) would not be deemed an Acquiring Person (as defined in the Rights Agreement) and that the Rights will expire on the earlier of December 19, 2007 and immediately prior to the Effective Time. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Shares"), of the Company at a price of $75 per one one-hundredth of a Preferred Share, subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

     The foregoing summary of the Rights is qualified in its entirety by reference to the Rights Agreement and subsequent amendments thereto and other related documents, copies of which are filed as Exhibits 19 through 22 to this Statement and are incorporated herein by reference.

     California Takeover Statutes. California Law requires that holders of non-redeemable common stock receive non-redeemable common stock in a merger of a corporation with a holder (or such holder's affiliate) of more than 50% of the voting power of such corporation but less than 90% of such outstanding shares of common stock, unless all of the holders of such common stock consent to the transaction or it is approved by the California Department of Corporations at a "fairness hearing" held with respect to such transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish.

     California law also provides that, except in certain circumstances, when a tender offer or a proposal for a reorganization (including certain mergers) or for a sale of assets is made by an interested party (generally a controlling or managing party of the target corporation), an affirmative opinion in writing as to the fairness of the consideration to be paid to the shareholders of the target must be delivered to such shareholders. Furthermore, if a tender of shares or vote is sought pursuant to an interested party's proposal and another party subsequently makes a proposal at least ten days prior to the date set for acceptance of the original interested party proposal, the shareholders of the target company must be informed of the later offer and be afforded a reasonable opportunity to withdraw any vote, consent or proxy theretofore given, or to withdraw any shares tendered in response to the original interested party proposal, as the case may be.

     California law provides that in any action to attack the validity of a reorganization (including certain mergers) or to have such reorganization set aside or rescinded, a party to such a reorganization which controls another party to the reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.


     Several other states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, shareholders, principal executive offices or principal places of business in, or whose business operations have substantial economic effects in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1997 in CTS Corp. v. Dynamics Corp. of America, the United States Supreme Court held that the State of Indiana permissibly could, as a matter of corporate law and, in particular, with respect to those aspects of corporate law relating to corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. In such case, the law before the Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

     The Company, directly or through its subsidiaries, conducts business in numerous states throughout the United States, some of which have enacted forms of anti-takeover laws. The Company can not state whether any of these laws could or will, by their terms, apply to the Offer or the Merger. If it is asserted that one or more state takeover laws is or are applicable to the Offer or the Merger, and a court having jurisdiction over such matter does not determine that it is inapplicable as applied to either of them, Purchaser or Parent may be required to file certain information with, or receive additional approvals from, the relevant state authorities or be subject to being enjoined from accepting payment for any shares of Common Stock Tendered pursuant to the Offer or from consummating the Merger, or the consummation of either of them may be delayed.

     Certain Litigation. On December 15, 1997, an action was commenced against the Company and its directors in the Superior Court of California, County of Orange, by William Steiner, purporting to bring suit as a shareholder on behalf of a proposed class of all public shareholders of the Company. The complaint alleges, among other things, that defendants are obligated to 'arrange for the sale of [the Company] to the highest bidder and that, by virtue of certain conduct alleged to have taken place with respect to the Kollmorgen Tender Offer and the Kollmorgen Merger, and otherwise, the defendants have breached their fiduciary duties and have failed to exercise independent business judgment'. Plaintiff seeks an order, among other things, requiring defendants to 'arrang[e] the sale of [the Company] to the highest bidder', requiring defendants to 'utilize the poison pill in a manner consistent with maximizing shareholder value', and awarding damages to the proposed class in an unspecified amount. The time for defendants to respond to the Steiner complaint has not yet elapsed.

     The foregoing summary of litigation is qualified in its entirety by reference to the text of the complaint, a copy of which is filed as Exhibit 20, to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 dated December 22, 1997, and is incorporated herein by reference.

                        MATERIAL TO BE FILED AS EXHIBITS

     The following Exhibits are filed herewith:

Exhibit 1  -- Agreement and Plan of Merger, dated as of January 31, 1998, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 1 to the Company's Form 8-K as filed on February 2,
              1998).

Exhibit 2  -- Pages 2, 3 and 5 through 10 of Proxy Statement, dated March 14,
              1997, relating to the Company's 1997 Annual Meeting of
              Stockholders (incorporated by reference to the Company's Schedule
              14D-9 as filed on December 22, 1997, and as subsequently amended)
              (the "December 14D-9").

Exhibit 3  -- Confidentiality Agreement, dated January 9, 1998, by and between
              BARS, on behalf of the Company, and Danaher Corporation (filed herewith).

Exhibit 4  -- Employment Agreement, dated as of February 17, 1997, by and between the Company and Lester Hill (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ending
              March 28, 1997 (the "March 1997 10-Q")).

Exhibit 5  -- Employment Agreement, dated as of July 7, 1997, by and between the
              Company and David L. Schlotterbeck (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ended
              June 23, 1997 (the "June 1997 10-Q")).

Exhibit 6  -- Employment Agreement, dated as of July 7, 1997, by and between the
              Company and Winston E. Hickman (incorporated by reference to the June 1997 10-Q).

Exhibit 7  -- Nonstatutory Stock Option Agreement, dated as of February 18,
              1997, by and between the Company and Lester Hill (incorporated by reference to the March 1997 10-Q).

Exhibit 8  -- Nonstatutory Stock Option Agreement, dated as of July 7, 1997, by and between the Company and David Schlotterbeck (incorporated by reference to the June 1997 10-Q).

Exhibit 9  -- Nonstatutory Stock Option Agreement, dated as of July 7, 1997, by and between the Company and Winston Hickman (incorporated by reference to the June 1997 10-Q).

Exhibit 10 -- 1997 Pacific Scientific Company Change of Control Severance Plan
              (incorporated by reference to the December 14D-9).

Exhibit 11 -- First Amendment to Pacific Scientific Company 1995 Stock Option
              Plan (incorporated by reference to the December 14D-9).


Exhibit 12 -- First Amendment to Pacific Scientific Company 1992 Key Employee
              Stock Option Plan (incorporated by reference to the December
              14D-9).

Exhibit 13 -- Amendment No. 1 to Nonstatutory Stock Option Agreement, dated as of December 21, 1997, by and between the Company and David
              Schlotterbeck (incorporated by reference to the December 14D-9).

Exhibit 14 -- Amendment No. 1 to Nonstatutory Stock Option Agreement, dated as of December 21, 1997, by and between the Company and Lester Hill
              (incorporated by reference to the December 14D-9).

Exhibit 15 -- Amendment No. 1 to Nonstatutory Stock Option Agreement, dated as of December 21, 1997, by and between the Company and Winston E.
              Hickman (incorporated by reference to the December 14D-9).

Exhibit 16 -- Form of Indemnification Agreement by and between the Company and each of the Company's directors and with Messrs. Schlotterbeck and Hickman (incorporated by reference to the December 14D-9).

Exhibit 17 -- Letter to Stockholders of the Company, from Lester Hill, dated
              February 6, 1998 (filed herewith).

Exhibit 18 -- Restated Articles of Incorporation of the Company as filed with the Secretary of State of the State of California on July 28, 1995
              (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 1995).

Exhibit 19 -- Preferred Share Purchase Rights Plan, dated as of December 21,
              1997, by and between the Company and ChaseMellon Shareholder
              Services, L.L.C. as Rights Agent (incorporated by reference to the December 14D-9).

Exhibit 20 -- Letter agreement, dated as of December 22, 1997, by and between the Company and the Rights Agent (incorporated by reference to the December 14D-9).

Exhibit 21 -- First Amendment to Rights Agreement, dated as of January 31, 1998, by and between the Company and ChaseMellon Shareholder Services, L.L.C. (incorporated by reference to the Company's Form 8-A/A
              (Amendment No. 3) filed February 2, 1998).

Exhibit 22 -- Form of Certificate of Determination of Preference of the Series B
              Junior Participating Preferred Stock (incorporated by reference to the December 14D-9).


Exhibit 23 -- Opinion of BancAmerica Robertson Stephens, dated January 31, 1998
              (included as Annex I of the Schedule 14D-9 mailed to stockholders of the Company on February 6, 1998).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          PACIFIC SCIENTIFIC COMPANY


                                          By:        /s/ LESTER HILL
                                              ----------------------------------
                                              Name:  Lester Hill
                                              Title: Chairman and Chief
                                                       Executive Officer


Dated: February 6, 1998

                                                                      SCHEDULE I

                           PACIFIC SCIENTIFIC COMPANY
                           620 Newport Center Drive,
                                   Suite 700
                        Newport Beach, California 92660

 INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about February 6, 1998 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Pacific Scientific (the "Company") to the holders of record of shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock") at the close of business on or about February 6, 1998. You are receiving this Information Statement in connection with the possible election of persons designated by the Parent (as defined below) to a majority of the seats on the Board of Directors of the Company.

     On January 31, 1998, the Company, DH Holdings Corp. ("Holdings"), a Delaware corporation and a direct wholly owned subsidiary of Danaher Corporation ("Parent"), and ACC Acquisition Corp. ("Purchaser"), a California corporation and an indirect wholly owned subsidiary of Parent, entered into an Agreement and Plan of Merger (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Holdings will cause Purchaser to commence a tender offer (the "Offer") for all outstanding Common Stock, together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $30.25 per Share net to the seller in cash, and (ii) following consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to promptly, at Holdings' request, take all actions necessary to cause the Holdings' designees to be elected to the Board of Directors of the Company (the "Board") under the circumstances described therein. See "Board of Directors and Executive Officers--Right to Designate Directors; The Parent Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Company's Solicitation/Recommendation Statement on Schedule 14D-9, dated February 6, 1998 (the "Statement"), to which this Information Statement is attached.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on February 6, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, March 6, 1998, unless the Offer is extended.

     The information contained in or incorporated by reference into this Information Statement concerning Parent, Purchaser and the Parent Designees (as hereinafter defined) has been furnished to the Company by Parent, and the

Company assumes no responsibility for the accuracy or completeness of such information.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of February 5, 1998, there were 12,481,556 Shares outstanding. The Board currently consists of six members all of whom have terms of office expiring in 1998. Under the Company's current Bylaws, the number of directors is fixed from time to time by resolution of the Board, provided that the number is not to be less than five nor more than eight.

RIGHT TO DESIGNATE DIRECTORS; THE PARENT DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the payment by Purchaser for Shares pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, Holdings shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or its affiliates bears to the total number of Shares then outstanding on a fully diluted basis, and the Company shall, upon request of Parent, promptly take all actions necessary to cause Parent's designees (the "Parent Designees") to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time, the Board shall always have at least two members who are neither officers, directors or designees of the Purchaser or any of its affiliates ("Purchaser Insiders"). If the number of directors who are not Purchaser Insiders is reduced below two prior to the Effective Time, the remaining director who is not a Purchaser Insider shall be entitled to designate an individual to fill such vacancy who is not a Purchaser Insider and who shall be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement.

     It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of Shares pursuant to the Offer, which purchase cannot be earlier than March 6, 1998, and that, upon assuming office, the Parent Designees will thereafter constitute at least a majority of the Board of Directors.

THE PARENT DESIGNEES

     Purchaser has informed the Company that it will choose the Parent Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Statement. Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated. The information on such
Schedule I is incorporated herein by reference.

     None of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any of the directors or executive officers of the Company or (iii) to the best knowledge of Purchaser, beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Purchaser that, to the best of Purchaser's knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein or in the Statement.

DIRECTORS OF THE COMPANY

     Certain information regarding each of the current directors including their principal occupation, age and period of service as a director of the Company are set forth below.

     Walter F. Beran; age 71; Chairman, Pacific Alliance Group Mr. Beran was elected a director of the Company in 1987. He served as Vice Chairman and Western Regional Managing Partner of Ernst & Young LLP from 1971 until his retirement on September 30, 1986, when he became an independent consultant. He joined the Pacific Alliance Group (a financial services firm) in 1998, as Chairman. Mr. Beran also serves as a director of Arco Chemical Company, Fleetwood Enterprises Inc., Vencor Inc., and Eureka Mutual Funds.

     Ralph O. Briscoe; age 70; Retired Mr. Briscoe was elected a director of the Company in 1985. Prior to his retirement in 1986, Mr. Briscoe was President, Chief Executive Officer and a director of Triton Group Ltd.

     Lester Hill; age 54; Chairman of the Board and Chief Executive Officer of the Company Mr. Hill was elected a director, Chairman of the Board, President and Chief Executive Officer of the Company in February 1997. In July 1997, Mr. Schlotterbeck became President and Chief Operating Officer of the Company. Prior to joining the Company, Mr. Hill was a business consultant since 1996; from 1992 to 1995, he was Executive Vice President of the Communications Division of General Instrument Corporation; from 1989 to 1992, he was President of the Portable Systems Division of Symbol Technologies, Inc.; from 1987 to 1989, he was President and CEO of Data Design Laboratories Inc.; and from 1968 to 1987, he was employed by TRW, Inc., most recently as Vice President and General Manager of the Electronic Components Group. Mr. Hill also serves as a director of Metrologic Instruments, Inc.

     Ralph D. Ketchum; age 71; President, RDK Capital, Inc. Mr. Ketchum was elected a director of the Company in 1994. He also serves on the boards of Oglebay Norton Company, Thomas Industries, Lithium Technologies Corporation, and Metropolitan Savings Bank. He is also the General Partner of RDK Capital, L.P., and as such is the majority owner and CEO of Heintz Corporation (a manufacturer of aircraft engine components) which filed for voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, in the federal bankruptcy court of the Eastern District of Pennsylvania, on August 4, 1993. Mr. Ketchum was a long-time employee of General Electric Company, rising to the position of Senior Vice President and Group Executive at the time of his retirement. Mr. Ketchum was with GE from 1946 to 1987, except for a three-year period (1969-1972) when he served as Vice President of Control Data Corporation.

     William A. Preston; age 61; Chairman and majority owner of APM, Inc. Mr. Preston was elected a director of the Company in 1979. He has been Chairman and majority owner of APM, Inc., a specialty plastics manufacturer, since 1969. Mr. Preston is also a director of University National Bank & Trust Company.

     Millard H. Pryor, Jr.; age 64; Managing Director, Pryor & Clark
Company Mr. Pryor became a director of the Company in 1992. He is a Managing Director of Pryor & Clark Company (a real estate and investment holding company), which he had served as an executive since 1970. He has been a director of Corcap, Inc. since 1988 and served as an executive officer with that company from 1988 to 1992. Mr. Pryor is also a director of The Hartford Funds, Infodata Systems Inc. and Compudyn Corporation. Additionally, Mr. Pryor was the Chief Executive Officer of Lydall Inc. (a manufacturer of materials from specialty fibers) from 1972 through 1988.

COMMITTEES AND COMPENSATION OF THE BOARD OF DIRECTORS

     The Company has standing Executive, Audit, Compensation and Personnel and Nominating and Corporate Governance Committees. During the Company's 1997 fiscal year, the Board of Directors held 11 meetings and each director attended at least 75% of all Board meetings and meetings of Committees on which he served.

  Executive Committee

     The Executive Committee, which during the 1997 fiscal year consisted of Messrs. Briscoe, Hill and Preston (Chairman), has all the powers and authority of the Board in the management of the business and the affairs of the Company, except those powers which by law cannot be delegated by the Board of Directors. Although the Executive Committee has broad powers, in practice it meets only when it would be inconvenient to call a meeting of the Board. The Executive Committee did not meet during the Company's 1997 fiscal year.

  Audit Committee

     The Audit Committee, consisting of Messrs. Beran (Chairman), Briscoe, Ketchum, Preston and Pryor, met three times during the 1997 fiscal year. The Audit Committee makes recommendations concerning the engagement of the Company's independent auditors, consults with the independent auditors concerning the audit plan and reviews the comments and recommendations resulting from the auditors' report and management letter. The Audit Committee also reviews the Company's program of internal audit and consults with the Company's internal auditor on questions of interest.

  Compensation and Personnel Committee

     The Compensation and Personnel Committee, consisting of Messrs. Ketchum (Chairman), Beran and Preston, met four times during the 1997 fiscal year. The Compensation and Personnel Committee makes recommendations to the Board on the annual salary rates of all elected officers of the Company, makes recommendations to the Board on incentive compensation, stock options and compensation matters and administers the incentive compensation, stock option and other compensation plans of the Company.

  Nominating and Corporate Governance Committee

     The Nominating and Corporate Governance Committee, consisting of Messrs. Briscoe (Chairman), Preston and Pryor, makes recommendations to the Board of Directors regarding candidates to fill future vacancies on the Board. There is no established procedure for submission of nominations by shareholders and to establish corporate governance policies. The Nominating and Corporate Governance Committee did not meet during the 1997 fiscal year.

  Directors' Compensation

     Each director who is not an employee of the Company receives a $17,500 annual retainer and $900 for each Board and committee meeting attended.

     As of July 1, 1997, the Company discontinued participation in the Company's Directors' Retirement Plan (the 'Retirement Plan') and froze the benefits payable to the current non-employee directors. As a replacement for the Retirement Plan, each of the Company's non-employee directors are to receive an annual grant of a fully exercisable ten-year option to purchase 3,000 shares of the Company's Common Stock. The option exercise price is to be equal to the closing price of the Common Stock on the date of grant. The initial grant was made to the non-employee directors on May 29, 1997 and subsequent grants will be made on the date of the Company's annual meeting of shareholders.

     Those non-employee directors who were members of the Board on May 29, 1997 are still eligible to receive an annual benefit under the Retirement Plan of up to $16,000, provided that they have served on the Board for a period of five years. Under the Retirement Plan, annual benefits commence on the latter of (i) when the eligible director reaches age 65 or (ii) when the director is no longer serving as a director of the Company. Non-employee directors who leave the Board before age sixty-five (65) after completing five (5) years of Board service are eligible to receive a benefit upon attaining age sixty-five (65).

     The Retirement Plan provides that the retirement benefit will be paid over the lesser of twelve (12) years or the number of years a director serves on the Board. In the event of death while a director, a surviving spouse is entitled to receive an annual benefit equal to 50% of the annual retainer payable to the director at the date of death, such benefit to be paid for a period equal to the total number of years of service the deceased director served on the Board, not to exceed twelve (12) years. The benefits paid under the Retirement Plan are a direct obligation of the Company and are reflected as a financial statement liability determined in accordance with accepted actuarial assumptions.


            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under the securities laws of the United States, the Company's directors, executive officers and any persons holding more than ten percent of the outstanding shares of Common Stock are required to report their ownership of such shares and any changes in that ownership to the SEC and the NYSE. These persons also are required by SEC regulations to furnish the Company with copies of these reports. Specific due dates for these reports have been established and the Company is required to report any failure to file by these dates during the 1997 fiscal year. Based solely on a review of the reports furnished to the Company or written representations from the Company's directors and executive officers, the Company believes that all of these filing requirements were satisfied by the Company's directors, executive officers and ten percent holders during the 1997 Fiscal Year.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of January 31, 1998 regarding the beneficial ownership of the Company's Common Stock by each person known to the Company to beneficially own more than five percent (5%) of the Common Stock and by the Company's directors, the named executive officers and by all directors and executive officers as a group, together with the percentage of the outstanding Common Shares which such ownership represents. Unless otherwise indicated, the beneficial ownership consists of sole voting and investment power with respect to the shares indicated, except to the extent that authority is shared by spouses under applicable law.

                                           AMOUNT AND NATURE OF       PERCENT OF
NAME OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP(1)(2)      CLASS
-------------------------------------   --------------------------    ----------
Walter F. Beran......................               6,000                   *
Ralph O. Briscoe.....................              20,000                   *
Lester Hill..........................             100,000                   *
Ralph D. Ketchum.....................              11,500                   *
William A. Preston...................              13,000                   *
Millard H. Pryor, Jr.................               7,000                   *
David L. Schlotterbeck...............                  --                   *
Richard V. Plat......................             264,778                 2.1%
William R. Fejes.....................              10,000                   *
Richard G. Knoblock..................              18,300                   *
Edgar S. Brower(3)...................             116,000                   *
Mellon Bank Corporation(4) ..........             648,994                 5.2%
  One Mellon Bank Center
  Pittsburgh, PA 15258
All Directors and Current Executive               472,712                 3.7%
  Officers as a Group (13 persons)...


------------------

* Represents less than 1%.

(1) Information with respect to beneficial ownership is based upon the Company's stock records and data supplied to the Company by the individuals and entities listed.

(2) Includes certain shares which the following have the right to acquire within 60 days of January 31, 1998 through the exercise of stock options to purchase shares of Common Stock: Messrs. Beran, Briscoe, Ketchum, Preston and Pryor, 3,000 shares each; Mr. Hill, 100,000 shares; Mr. Plat, 105,500 shares; Mr. Fejes, 10,000 shares; Mr. Knoblock, 18,300 shares; Mr. Brower, 15,000 shares and all directors and current executive officers as a group, 268,450 shares. In the event of a change of control (as defined in the relevant plan and related documents) of the Company, outstanding options granted to employees shall vest and become immediately exercisable, subject to certain limitations.

(3) Mr. Brower resigned as a director and the Company's Chief Executive Officer on February 19, 1997.

(4) Based on information contained in a Schedule 13G filed with the SEC on January 27, 1998. Represents shares owned by Mellon Bank Corporation and its direct and indirect subsidiaries in their various fiduciary capacities.

                             EXECUTIVE COMPENSATION

     The following table discloses compensation received for the three fiscal years ended December 26, 1997 by the Chief Executive Officer at such time, the Company's former Chief Executive Officer and the Company's next four most highly paid executive officers (collectively, the "named executive officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                                  LONG-TERM COMPENSATION
                                                   ANNUAL COMPENSATION                       --------------------------------
                                ---------------------------------------------------------    SECURITIES
                                                                          OTHER ANNUAL       UNDERLYING        ALL OTHER
 NAME AND PRINCIPAL POSITION    YEAR(1)    SALARY($)    BONUS($)(2)    COMPENSATION($)(3)    OPTIONS(#)    COMPENSATION($)(4)
-----------------------------   -------    ---------    -----------    ------------------    ----------    ------------------
Edgar S. Brower(5)...........     1997     $ 256,982            --               --                 --          $  3,750

Former Chairman of the            1996       403,198            --               --             20,000             3,750
  Board, Director, and            1995       376,640     $ 155,341           $6,000             20,000            90,620

  Chief Executive Officer

Lester Hill .................     1997       291,150       290,000               --            250,000            60,773
  Chairman of the Board and
  Chief Executive Officer

David L. Schlotterbeck ......     1997       125,000       245,000               --            150,000             1,500
  President and Chief
  Operating Officer

Richard V. Plat..............     1997       300,000            --               --                 --             3,750
  Executive Vice                  1996       298,355            --               --             10,000             3,750
  President, Former Chief         1995       284,904       100,924               --             10,000             4,620
  Financial Officer and
  Secretary

Richard G. Knoblock..........     1997       175,099        72,205               --             10,000             3,750
  Vice President and
  President, Safety               1996       163,270        66,086               --              5,000             3,750
  Aviation Group                  1995       147,117        64,150               --              4,000             3,678

William T. Fejes.............     1997       200,000            --               --              8,000             3,750
  Senior Vice President           1996       190,270        33,550               --              8,000             3,750
  and President, Automation       1995       151,951            --               --              5,000             3,449
  Technology Group

------------------
(1) Messrs. Hill and Schlotterbeck joined the Company in 1997 and, accordingly, no information is disclosed with respect to prior years for these individuals.

(2) The amounts shown in this column reflect payments under the Company's Management Incentive Plan. Except for Messrs. Hill and Schlotterbeck as described below, amounts disclosed in this column are for bonuses paid in a given year which were based on the prior year's performance. The bonus payments for Messrs. Hill and Schlotterbeck reflect bonuses paid at the end of 1997 for 1997. To the extent such amounts exceed the bonuses which would otherwise be payable to Messrs. Hill and Schlotterbeck in 1998, such excess shall reduce future bonuses and/or severance payments otherwise payable to these individuals.

(3) The amounts shown in this column reflect the non-preferential dividends earned by Mr. Brower as part of his long-term incentive agreement with the Company. Mr. Brower held 100,000 shares of restricted common stock. The restricted term expired in July 1995; therefore, this amount represents the non-preferential

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


    dividends paid by the Company during 1994 and the first two quarters of 1995. The fair market value of the 100,000 shares of restricted stock was $1,943,750 on the date that the restriction expired.

(4) The amounts disclosed in this column for fiscal 1997 for the Company's contributions under Pacific Scientific's Savings Plan, a defined contribution plan, for the following individuals include: Mr. Brower, $3,750; Mr. Hill, $3,750; Mr. Schlotterbeck, $1,500; Mr. Plat, $3,750; Mr.
    Knoblock, $3,750; and Mr. Fejes, $3,750. In addition, in fiscal 1997 the Company credited Mr. Hill a total of $57,023 under his special supplemental retirement plan.

(5) Mr. Brower resigned as a director and officer on February 19, 1997.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information on option grants in fiscal 1997 to the named executive officers.

                                                 INDIVIDUAL GRANTS                           POTENTIAL REALIZABLE
                           --------------------------------------------------------------      VALUE AT ASSUMED
                             NUMBER OF                                                       ANNUAL RATES OF STOCK
                            SECURITIES     % OF TOTAL OPTIONS                               PRICE APPRECIATION FOR
                            UNDERLYING         GRANTED TO                                       OPTION TERM(3)
                              OPTIONS      EMPLOYEES IN FISCAL    EXERCISE     EXPIRATION   -----------------------
          NAME             GRANTED(#)(1)      YEAR 1997(2)       PRICE($/SH)      DATE          5%          10%
-------------------------  -------------   -------------------   -----------   ----------   ----------   ----------
Edgar S. Brower (4)......          --                --                 --     --                   --           --
Lester Hill..............     250,000              32.0%           $12.625     Feb. 2007    $1,984,949   $5,030,250
David L. Schlotterbeck...     150,000              19.2%             13.94     July 2007     1,315,019    3,332,516
Richard V. Plat..........          --                --                 --     --                   --           --
Richard G. Knoblock......       8,000               1.3%             11.75     Apr. 2007        59,116      149,812
                                2,000                 *              13.00     May 2007         16,351       41,437
William T. Fejes.........       5,000                 *              11.75     Apr. 2007        36,948       93,632
                                3,000                 *              13.00     May 2007         24,529       62,156

------------------
* Represents less than 1%

(1) Except for Messrs. Hill and Schlotterbeck, the options listed were granted pursuant to the Pacific Scientific Company 1995 Stock Option Plan. The options granted under the 1995 Stock Option Plan generally become fully exercisable after four years with normal vesting occurring at a rate of 25% per year and the plan grants broad discretion to the Board of Directors to change or modify the material terms of option grants. Messrs. Hill and Schlotterbeck entered into nonstatutory stock option agreements with the Company pursuant to which Mr. Hill and Mr. Schlotterbeck were granted options to purchase 250,000 and 150,000 shares of Company Common Stock, respectively. The options granted to Mr. Hill become fully exercisable after four years with 20% vested as of the grant date and an additional 20% vesting each year. The options granted to Mr. Schlotterbeck vest over four years with normal vesting occurring at a rate of 25% per year. In the event of a change of control (within the meaning of the 1997 Pacific Scientific Company Change of Control Severance Plan) all outstanding options will become immediately exercisable by the holder thereof, subject to certain limitations under such plan.

(2) The Company granted options representing 780,955 shares to employees in fiscal 1997.

(3) The dollar amounts in these columns are determined using assumed rates of appreciation set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, in the market value of the Company's Common Stock. Such amounts are based on the assumption that the named persons hold the options for the full ten-year term. The actual value of the options will vary in accordance with the market price of the Company's Common Stock.

(4) Mr. Brower resigned as a director and officer on February 19, 1997.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table provides information on the number of exercised and unexercised options and the value of the in-the-money unexercised options held by the named executive officers at December 26, 1997. The Company currently does not grant stock appreciation rights.

                                                             NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                             SHARES                                 OPTIONS               IN-THE-MONEY OPTIONS AT
                            ACQUIRED                         AT FISCAL YEAR-END(#)         FISCAL YEAR-END($)(2)
                               ON            VALUE        ---------------------------   ---------------------------
NAME                       EXERCISE(#)   REALIZED($)(1)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------------------------  -----------   --------------   -----------   -------------   -----------   -------------
Edgar S. Brower(3).......    214,000       $1,628,525        15,000             --       $  81,563              --
Lester Hill..............         --               --        50,000        200,000         546,875     $ 2,187,500
David L. Schlotterbeck...         --               --            --        150,000              --       1,443,375
Richard V. Plat..........         --               --       103,000         21,000       1,451,594         137,094
Richard G. Knoblock......         --               --        17,050         17,150         204,034         152,978
William T. Fejes.........      6,700           56,281         8,000         17,400          60,331         132,681

------------------
(1) The amounts in this column were calculated using the difference between the closing market price of the Company's Common Stock at exercise minus the option exercise price.

(2) The amounts in this column were calculated by using the difference between the closing price of the Company's Common Stock on December 26, 1997 and the option exercise prices. The closing price of the Company's Common Stock on December 26, 1997 on the New York Stock Exchange was $23.5625.

(3) Mr. Brower resigned as a director and officer on February 19, 1997.

RETIREMENT BENEFITS

     To provide for retirement income for its employees, the Company has pension plans designated to qualify under applicable provisions of the Internal Revenue Code of 1986, as amended. All full-time employees and certain part-time employees in the United States are eligible to participate in a pension plan after one year of service. The plans are funded solely by Company contributions.

     Effective January 1, 1985, the Company's pension plans were revised to combine all existing employee group retirement plans of the Company into one defined benefit plan. Employees hired on and after January 1, 1985 participate in the Post-1985 Retirement Plan. Employees hired prior to January 1, 1985 have the option of receiving retirement benefits from the Pre-1985 or Post-1985 Retirement Plan whichever plan provides the higher benefits.


                            PRE-1985 RETIREMENT PLAN
                      ESTIMATED ANNUAL RETIREMENT BENEFITS

 HIGHEST FIVE-YEAR      15 YEARS      20 YEARS      25 YEARS OF      30 YEARS OF      35 YEARS OF
AVERAGE COMPENSATION   OF SERVICE    OF SERVICE     SERVICE(1)       SERVICE(1)       SERVICE(1)
--------------------   ----------    ----------    -------------    -------------    -------------
$125,000............    $ 48,800      $ 65,500       $  80,000        $  80,000        $  80,000
 175,000............      70,700        94,700         115,000          115,000          115,000
 225,000............      92,600       123,900         150,000          150,000          150,000
 275,000............     114,500       153,100         185,000          185,000          185,000
 325,000............     136,400       182,300         220,000          220,000          220,000
 375,000............     158,300       211,500         255,000          255,000          255,000
 425,000............     180,200       240,700         290,000          290,000          290,000
 475,000............     202,100       269,900         325,000          325,000          325,000
 525,000............     224,000       299,100         360,000          360,000          360,000

                           POST-1985 RETIREMENT PLAN
                      ESTIMATED ANNUAL RETIREMENT BENEFITS

 HIGHEST FIVE-YEAR      15 YEARS      20 YEARS      25 YEARS OF      30 YEARS OF      35 YEARS OF
AVERAGE COMPENSATION   OF SERVICE    OF SERVICE     SERVICE(1)       SERVICE(1)       SERVICE(1)
--------------------   ----------    ----------    -------------    -------------    -------------
$125,000............    $ 26,100      $ 34,700       $  43,400        $  52,100        $  60,800
 175,000............      37,300        49,700          62,200           74,600           87,000
 225,000............      48,600        64,700          80,900           97,100          133,300
 275,000............      59,800        79,700          99,700          119,600          139,500
 325,000............      71,100        94,700         118,400          142,100          165,800
 375,000............      82,300       109,700         137,200          164,600          192,000
 425,000............      93,600       124,700         155,900          187,100          218,300
 475,000............     104,800       139,700         174,700          209,600          244,500
 525,000............     116,100       154,700         193,400          232,100          270,800

------------------
(1) Maximum benefits are obtained at 24 pension service years.

     The compensation covered by the plans for which benefits are summarized in the tables above include salary, wages, bonuses and commissions. The covered compensation for each of the executive officers named in the Summary Compensation Table is the highest 5 consecutive years' average of the past 10 years of salary and bonus. Mr. Brower is provided with a supplementary Executive Retirement Plan which is in addition to and duplicates the benefits provided by the Post-1985 Company Plan, including the Pacific Scientific Company Pension

Restoration Plan. Mr. Hill is provided with a special supplemental retirement plan, consisting of a monthly defined contribution of $5,000, plus interest accruing on such amounts at the rate of nine percent per year for 1997. This plan is in addition to the Company's regular Employee Pension Plan and the Pacific Scientific Company Pension Restoration Plan.

     The officers named in the Summary Compensation Table have been credited with the following years of service: Mr. Brower, 12 years; Mr. Hill, 0 years; Mr. Schlotterbeck, 0 years; Mr. Plat, 20 years; Mr. Knoblock, 8 years; and Mr. Fejes, 11 years. Of these officers, Mr. Plat is the only one to have the option of receiving benefits in either of the plans as described above.

     The benefits under the Pre-1985 Retirement Plan are subject to the deduction of a portion of Social Security or equivalent benefits (maximum deduction limited to 50%, which is reached at 18.75 pension service years) and are computed on the ten-year certain and life amounts.

     The benefits under the Post-1985 Retirement Plan are not subject to any deduction for Social Security (nor are there any other offset amounts) and are computed on the basis of an excess plan.

     During 1994, the Company adopted the Pacific Scientific Company Pension Restoration Plan. This plan was implemented to restore the pension benefit that would otherwise be payable but for the $150,000 per year pay limitation imposed during 1994 by Section 401(A)(17) of the Internal Revenue Code. This plan preserves the pension benefit in effect prior to 1994. As a result, if an individual's compensation exceeds the prescribed limits, the excess benefits will be paid by the Company pursuant to this plan.

EMPLOYMENT AGREEMENTS, SEVERANCE AGREEMENTS AND OTHER INFORMATION

     Employment Agreements. The Company entered into an Employment Agreement dated as of February 17, 1997 with Lester, "Buck" Hill, Chairman of the Board, and Chief Executive Officer of the Company (the "Hill Employment Agreement"). The Hill Employment Agreement is for a term ending on December 31, 2000 (which automatically extends for one additional year if notice is not given by Mr. Hill or the Company to the other that such term shall not be so extended), unless further extended or sooner terminated as provided therein. The compensation payable to Mr. Hill thereunder consists of (i) $325,000 annually; (ii) a performance bonus payable within ninety days after the end of the fiscal year of the Company in an amount to be determined by the Board, which amount is designed to equal 75% of Mr. Hill's then current base salary if targeted performance is achieved; (iii) the grant of a nonstatutory stock option to purchase 250,000 shares of Common Stock; and (iv) certain medical insurance and other benefits, including a special supplemental retirement plan. On June 18,

1997, the Board authorized the Company to enter into certain employment agreements (the "Additional Employment Agreement" and, collectively with the Hill Employment Agreement, the "Employment Agreements") with David L. Schlotterbeck and Winston E. Hickman, who are, respectively, President and

Senior Vice President and Chief Financial Officer of the Company.

     The Additional Employment Agreements are for a term ending on December 31, 2000 (which automatically extends for one additional year if notice is not given by the Company or the employee that such term shall not be extended), unless further extended or sooner terminated as provided in such agreement. The compensation payable to Mr. Schlotterbeck and Mr. Hickman is comprised of (i) $260,000 annually and $186,000 annually, respectively; (ii) a performance bonus payable within ninety days after the end of the fiscal year of the Company and in an amount as determined by the Chief Executive Officer of the Company pursuant to such Additional Employment Agreements, which amount is designed to equal 50% and 35%, respectively, of the executive's then current base salary if targeted performance is achieved; (iii) the grant of a nonstatutory stock option to purchase, with respect to Mr. Schlotterbeck, 150,000 shares of Common Stock, and with respect to Mr. Hickman, 50,000 shares of Common Stock; and (iv) certain medical insurance and other benefits.

     Each of the Employment Agreements is terminable for (i) "Cause," as such term is defined in such Agreements, (ii) death, (iii) disability, (iv) other than for Cause, or (v) upon resignation for "Good Reason," as such term is defined in such Employment Agreements. Upon termination for Cause, death or disability, the executive is entitled to receive only the portion of salary that has been earned up to the date of termination (including compensation for any accrued and unused vacation, reimbursement for business expenses, applicable life insurance proceeds, or applicable benefits) (the "Minimum Payment"). Upon termination for Good Reason, or other than for Cause, death or disability, the executive shall receive the Minimum Payment and a severance payment of 24, 18 and 12 months of then-current salary of Messrs. Hill, Schlotterbeck and Hickman, respectively, payable at the option of the executive in either (i) a lump sum within thirty days after the date of termination, or (ii) in semi-monthly installments over the applicable period after the date of termination. Pursuant to the Employment Agreements, upon termination within one year following a Change of Control of the Company (as such term is defined below), or in the event the Company, following a Change of Control of the Company, delivers notice to the executive that it is not extending the term of such executive's employment for one year, then the Company shall be obligated to pay the executive the items enumerated in the preceding sentence.

     The foregoing descriptions are qualified in their respective entireties by reference to the Employment Agreements, copies of which are attached as Exhibits 4, 5 and 6 to the Statement and are incorporated herein by reference.

     In lieu of receiving 1997 bonuses which would normally be payable during the first 90 days of 1998, the Company will pay Messrs. Hill, Schlotterbeck and Hickman bonuses in 1997 in the amounts of $290,000, $245,000 and $85,000. To the extent such amounts exceed the bonuses which would otherwise be payable in 1998, such excess shall reduce future bonuses and/or severance payments otherwise payable to such executives.

     Stock Option Agreements. Pursuant to the Hill Employment Agreement, Mr. Hill has entered into a Nonstatutory Stock Option Agreement with the Company dated as of February 18, 1997 (the "Hill Stock Option Agreement") pursuant to which the Company granted to Mr. Hill an option (the "Hill Option") to purchase 250,000 shares of Common Stock (subject to adjustment in certain circumstances)

at an exercise price of $12.625 per share. The Hill Option is not intended to qualify as an incentive stock option under the Internal Revenue Code of 1996, as amended (the "Code") and was not issued under the Company Stock Option Plan. The Hill Option becomes exercisable in cumulative increments of 50,000 shares on February 18 in each of 1997, 1998, 1999, 2000 and 2001. The Hill Option expires on February 18, 2007. Pursuant to the Employment Agreements as described above, Mr. Schlotterbeck and Mr. Hickman have entered into Nonstatutory Stock Option Agreements with the Company as of July 7, 1997 (together with the Hill Option Agreement, the "Stock Option Agreements"). Pursuant to the Stock Option Agreements the Company granted Mr. Schlotterbeck and Mr. Hickman the Options (the "Options") to purchase with respect to Mr. Schlotterbeck up to 150,000 shares of Common Stock, and with respect to Mr. Hickman, 50,000 shares of Common Stock (subject to adjustments in certain circumstances), at a price of $13.94 per share. The Options are not intended to qualify as incentive stock options under the Code and were issued outside the Company Stock Option Plan. The Options become exercisable in cumulative increments of, in the case of Mr. Schlotterbeck, 37,000 shares, and in the case of Mr. Hickman, 12,500 shares, on each of July 7, 1998, July 7, 1999, July 7, 2000 and July 7, 2001. The Options expire on July 7, 2007. Notwithstanding the foregoing, upon a Change of Control of the Company, the Options automatically become fully exercisable as to all shares subject thereto.

     For the purposes of the Employment Agreements and the Stock Option Agreements, "Change of Control" of the Company shall be deemed to have occurred if (i) the shareholders of the Company approve a definitive agreement to sell, transfer, or otherwise dispose of all or substantially all of the Company's assets and properties; (ii) any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; provided, however, that the following shall not constitute a 'Change in Control' of the Company: (a) any acquisition directly from the Company (excluding any acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities); (b) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; (iii) the shareholders of the Company approve the dissolution or liquidation of the Company; or (iv) the shareholders of the Company approve a definitive agreement to merge or consolidate the Company with or into another entity or entities, the result of which merger or consolidation is that less than 50% of the outstanding voting securities of the surviving or resulting entity are, or are to be, owned by holders of the Company's common stock immediately prior to the merger. Either of the Offer or the Merger, if consummated, would constitute a Change of Control for the foregoing purposes.

     The foregoing descriptions are qualified in their respective entireties by reference to the Stock Option Agreements, copies of which are attached hereto as

Exhibits 7, 8 and 9 and are incorporated herein by reference.

     Severance Plan. On December 21, 1997, the Company adopted the 1997 Pacific Scientific Company Change of Control Severance Plan (the "Severance Plan") to establish its severance policies and commitments in the change in control context. The Severance Plan was adopted to guarantee severance benefits to key employees in the event of their termination following a change of control. The Severance Plan explicitly precludes any provision from taking effect to the extent that it would prevent a business transaction from qualifying for pooling of interests accounting. Similarly, the Severance Plan generally prohibits payments that the Company believes will be subject to golden parachute tax penalties or that would be nondeductible under the deduction limit on nonperformance-based compensation under Section 162(m) of the Code. Although the Company believes that the benefits provided to Messrs. Hill, Schlotterbeck and Hickman will not constitute excess parachute payments, the Company has agreed to indemnify such individuals from any taxes, penalties and costs in the event it is ultimately determined that such benefits constitute excess parachute payments.

     Subject to the foregoing, the Severance Plan authorizes the Company's Executive Committee to extend participation selectively to the Company's corporate officers and corporate staff, to its group and division presidents, to persons who directly report to division presidents, to other comparable employees and to other key employees. The Company's Executive Committee has thus far extended severance benefits to 51 individuals. Pursuant to those benefits, in the event a "change in control" occurs and a participant is terminated by the Company (or its successor) without cause or resigns for "good reason" (as defined under the Severance Plan), within two years from the date of such event, the individual would receive a lump sum severance benefit of from 12 to 130 weeks of salary and target bonus, depending on the individual's position (130 weeks in the case of Messrs. Hill, Schlotterbeck and Hickman and from 52 to 104 weeks in the case of other executive officers), and would receive group insurance benefit continuation for an equivalent period. The severance benefits provided to Messrs. Hill, Schlotterbeck and Hickman in their respective Employment Agreements do not add to their benefits under the Severance Plan. In no event, however, would participants receive less than one month of severance for each year of service to the Company (subject to an 18 month cap).

     For the purpose of the Severance Plan, a "change of control" includes each of the following: (i) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of substantially all the assets of another entity, in each case, unless, following such transaction, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Common Stock and the Company's outstanding voting securities immediately prior to such transaction beneficially own, directly or indirectly, more than 60%, respectively, of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities, as the case may be, of the surviving entity in such transaction in substantially the same proportions as their ownership, immediately prior to such transaction of the then-outstanding shares of common stock and then-outstanding voting securities, as the case may be, (B) no individual, entity or group (excluding any employee benefit plan (or related trust) of the Company or such corporation resulting from such transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such transaction or the combined voting power of the outstanding securities of such corporation except to the extent that such ownership existed prior to such transaction, and (C) at least a majority of the members of the board of directors of the corporation resulting from such transaction were members of the Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such transaction; (ii) the acquisition by any individual, entity or group of 20% or more of either the outstanding shares of Common Stock or the combined voting power of the outstanding voting securities of the Company (in either case other than acquisitions by the Company), directly from the Company and by employee benefit plans of the Company or any entity controlled thereby; (iii) individuals who, as of December 21, 1997, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board (except that any individual becoming a director subsequent to such date whose election, or nomination for election by the Shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest, including a contest for the removal of directors and certain other contests); (iv) approval by the shareholders of the Company of a complete liquidation or dissolution of the Company; and (v) the Board adopts a resolution to the effect that, for purposes of the Severance Plan, a change in control has occurred. Either of the Offer or the Merger, if consummated, would constitute a change of control for the foregoing purposes.

     The Severance Plan will expire on December 31, 2002, unless terminated sooner, which the Company can do prior to a change in control, other than in anticipation of a change in control.

     As of the date of the Statement, the Executive Committee of the Board has designated each of the Company's executive officers, among others, as participants in the Severance Plan.

     The foregoing description is qualified in its entirety by reference to the Severance Plan, a copy of which is attached to the Statement as Exhibit 10 and is incorporated herein by reference.

     Option Plan Amendments. On December 21, 1997, the Company amended its existing stock option plans (and all outstanding options issued pursuant to those plans) such that in the event of a change in control (within the meaning of the Severance Plan), all outstanding options will be immediately exercisable by the holder thereof as to all shares subject thereto, subject to the Severance Plan's pooling and golden parachute limitations. See 'Certain Stock Ownership Information' below for information respecting participation in such plan by certain officers and directors of the Company. On the same date, the Company entered into amendments to the Stock Option Agreements with Messrs. Hill, Hickman and Schlotterbeck, respectively, providing for comparable amendments giving them the benefit of such amendments to the extent such amendments are more favorable than the existing provisions with respect to a change of control of the Company.

     The foregoing description is qualified in its entirety by reference to the instruments effecting such amendments, copies of which are filed as Exhibits 11 through 15 to the Statement and are incorporated herein by reference.

     Indemnification Agreements. On December 21, 1997, the Board approved indemnification agreements between the Company and each of the Company's directors and Messrs. Schlotterbeck and Hickman. The Company agreed to indemnify and advance expenses to the individual indemnitees pursuant to terms of the agreements and to the fullest extent permitted by law in effect on the date of the agreement and to such greater extent as applicable law may from time to time permit. In the event there is a change of control of the Company, the indemnitees would be presumed to be entitled to indemnification under the agreements if they submit a request for indemnification in accordance with the agreement. The indemnitee's rights to be indemnified and to receive the advancement of expenses as provided for in the agreements are not exclusive of any other rights such persons may be entitled to under applicable law, the Company's Articles of Incorporation or the Company Bylaws, any other agreement, a vote of the shareholders, a resolution of the directors or otherwise.

     The foregoing description is qualified in its entirety by reference to the Form of Indemnification Agreement, a copy of which is attached as Exhibit 16 to the Statement and incorporated herein by reference.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

OVERVIEW AND PHILOSOPHY

     The Compensation Committee of the Board of Directors (the 'Committee') is composed of outside directors and is responsible for developing and making recommendations to the Board with respect to the compensation received by the Company's executive officers (including the named executive officers).

     The Committee has available to it an outside compensation consultant and access to independent compensation data. The general objectives of the compensation program are:

     o Competitiveness and design flexibility to attract and retain top caliber management

     o Pay for performance

     o Focus on stockholder value creation

     The executive compensation program provides an overall level of compensation opportunity that is competitive within similar industries as well as within a broader group of companies of comparable size and complexity. Actual compensation levels may be higher or lower than the average competitive levels in the surveyed group of companies based upon the discretion of the Committee as well as individual performance.

EXECUTIVE OFFICER COMPENSATION PROGRAM

     The Company's executive officer compensation program is comprised of base salary, annual incentive compensation, long-term incentive compensation in the form of stock options and various benefits including medical and pension plans generally available to employees of the Company.

  Base Salary

     Base salary levels for the Company's executive officers are competitive and generally set at the median, relative to other comparable manufacturing companies of similar size and complexity. In determining base salary, the Committee also takes into consideration qualifications, experience, performance and other specific issues particular to the Company.

  Annual Incentive Compensation

     The Management Incentive Plan is the Company's annual bonus program for executive officers and key managers. Approximately 75 employees were eligible for bonus incentive compensation during 1996. The purpose of the plan is to provide a direct financial incentive in the form of an annual cash bonus to executives and key employees to achieve their respective business units' or the Company's annual goals. Target goals for the Company's and the business units' performances are set at the beginning of each year. The measures of the Company's performance include pre-tax income, management of receivables, inventory turns and other factors. No bonus is paid unless a 75% performance threshold is exceeded. A full target bonus is paid only if the goals are fully met. Exceeding goals can result in a bonus equal to 150% of the target bonus. Target bonus awards, as a percent of base salary, are set at a competitive level for a broad group of companies of comparable size and complexity. Discretionary bonuses, usually not to exceed 10% of base salary, are sometimes awarded under special circumstances to employees who have not qualified under the regular bonus program but who, in the judgement of the Compensation Committee, have made outstanding contributions during the past year.

     The Omnibus Reconciliation Act of 1993 (OBRA) limited deductible senior officer annual compensation to $1,000,000, unless the compensation qualifies as "performance-based" compensation under Internal Revenue Code Section 162(m) ("Code Section 162 (m)"). In general, the Company does not believe the compensation payable to the Company's senior officers will exceed $1,000,000; however, the Company will continue to evaluate the requirements of the Code Section 162(m) and consider the deductibility of senior officer compensation.


  Long-Term Incentive Compensation

     The 1995 Stock Option Plan is the Company's long-term incentive program for executive officers and key employees. The objective of the program is to align the executives' and stockholders' long-term interests by creating a strong and direct link between executive pay and stockholder return and to enable the executives to develop and maintain a significant, long-term stock ownership position in the Company's common stock. The proportion of stock options awarded is a function of salary and position in the Company.

  Chief Executive Officer Compensation

     Mr. Brower received a salary of $403,198, $376,640 and $339,954 in the years 1996, 1995 and 1994, respectively. During 1996, his annual salary was increased by 7%. This increase compares with a 4% average merit increase received by the Company's other salaried employees in 1996.

     Mr. Brower's annual base salary is at approximately the 50th percentile of other chief executive officers' base salaries, calculated using a compensation data base for manufacturing companies of like size and, where possible, organized similarly to Pacific Scientific's divisional structure.

     Mr. Brower received no bonus for 1996. For 1995 and 1994, he received $155,341 and $175,000, respectively. These bonus payments were determined using the same formula as used for all other key employees.

     In accordance with the 1995 Stock Option Plan (as described above), Mr. Brower received 20,000 stock options in fiscal 1996, 20,000 stock options in fiscal 1995 and 80,000 stock options were awarded in fiscal 1994.

MEMBERS OF THE COMPENSATION COMMITTEE

     Thomas P. Stafford, Chairman
     William A. Preston
     Ralph D. Ketchum

     Dated: March 14, 1997

                         STOCK PRICE PERFORMANCE GRAPH

     The information in the foregoing report of the Compensation Committee and the following graph shall not be incorporated by reference (by any general statement incorporating this proxy statement by reference or otherwise) into any prior or future filing under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or the Securities Act of 1933, as amended, except to the extent Pacific Scientific Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

     Note: The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
                  OF PACIFIC SCIENTIFIC COMPANY, S&P 500 INDEX
                    AND S&P HIGH TECHNOLOGY COMPOSITE INDEX

                                 [GRAPH]

               MEASUREMENT PERIOD                          S&P
              (FISCAL YEAR COVERED)    PSC    S&P 500   HIGH-TECH
              ---------------------   -----   -------   ---------
                      1991            100.0    100.0      100.0
                      1992            172.4    107.7      104.1
                      1993            240.2    118.4      128.1
                      1994            441.8    119.9      149.3
                      1995            548.5    164.9      215.0
                      1996            243.0    202.8      305.1

     The cumulative total return calculation assumes $l00 invested on December 27, 1991 and dividend reinvestments. The graph above is calculated through the fiscal year ended December 27, 1996.

                               CERTAIN LITIGATION

     On December 15, 1997, an action was commenced against the Company and its directors in the Superior Court of California, County of Orange, by William Steiner, purporting to bring suit as a shareholder on behalf of a proposed class of all public shareholders of the Company. The complaint alleges, among other things, that defendants are obligated to 'arrange for the sale of [the Company] to the highest bidder and that, by virtue of certain conduct alleged to have taken place with respect to the Kollmorgen Tender Offer and the Kollmorgen Merger, and otherwise, the defendants have breached their fiduciary duties and have failed to exercise independent business judgment'. Plaintiff seeks an order, among other things, requiring defendants to 'arrang[e] the sale of [the Company] to the highest bidder', requiring defendants to 'utilize the poison pill in a manner consistent with maximizing shareholder value', and awarding damages to the proposed class in an unspecified amount. The time for defendants to respond to the Steiner complaint has not yet elapsed.

     The foregoing summary of litigation is qualified in its entirety by reference to the text of the complaint, a copy of which is filed as Exhibit 20, to the Company's Solicitation/Recommendation Statement on Schedule 14D-9 dated December 22, 1997, and is incorporated herein by reference.

                                                                         ANNEX I

BancAmerica
ROBERTSON STEPHENS

                                                         January 31, 1998

PERSONAL & CONFIDENTIAL

Board of Directors
Pacific Scientific Company
620 Newport Center Drive
Newport Beach, CA 92660-8007

Members of the Board:

You have asked our opinion with respect to the fairness to the Holders of Pacific Scientific Company Common Stock (as defined below), from a financial point of view and as of the date hereof, of the consideration to be received pursuant to an Agreement and Plan of Merger (the "Merger Agreement") among DH Holdings Corporation ("Parent"), ACC Acquisition Corporation ('Purchaser') and Pacific Scientific Company ("Pacific Scientific"). The Merger Agreement provides
(i) for Parent to make a cash tender offer (the "Offer") for all of the outstanding shares of common stock of Pacific Scientific together with the associated preferred stock purchase rights (such common stock, together with such rights, the "Pacific Scientific Common Stock") at a price of $30.25 per share, net to the seller in cash and (ii) for the merger of Pacific Scientific and Purchaser pursuant to which Pacific Scientific will become a wholly-owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding share of Pacific Scientific Common Stock (other than certain shares to be cancelled pursuant to the Merger Agreement and shares held by shareholders who properly exercise dissenters' rights ("Dissenting Shares")) will be converted into the right to receive $30.25 in cash. The 'Holders of Pacific Scientific Common Stock' shall include all holders of Pacific Scientific Common Stock except for Parent, Purchaser, any affiliates of Parent or Purchaser and any holders of Dissenting Shares. The terms and conditions of the Offer and the Merger are set out more fully in the Merger Agreement.

For purposes of this opinion we have, among other things, (i) reviewed certain financial information furnished to us by Pacific Scientific, including certain internal financial analyses, forecasts and projections prepared by the management of Pacific Scientific; (ii) reviewed certain publicly available information relating to Pacific Scientific; (iii) held discussions with the management of Pacific Scientific concerning the businesses, past and current operations, financial condition and future prospects of Pacific Scientific; (iv) reviewed the Merger Agreement; (v) reviewed the share price and trading history of the Pacific Scientific Common Stock; (vi) reviewed the valuations of publicly traded companies that we deemed comparable to Pacific Scientific; (vii) compared the financial terms of the Offer and the Merger with other transactions that we deemed relevant; and (viii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.


In connection with rendering our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all information reviewed by us in connection with our engagement by Pacific Scientific with respect to the Offer and the Merger and have relied upon the assurances of the management of Pacific Scientific that they are not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain any independent evaluation or appraisal of any of the properties, assets or liabilities (contingent or otherwise) of Pacific Scientific, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) of Pacific Scientific which we have

           555 CALIFORNIA STREET  SAN FRANCISCO  94104  415-781-9700
               INVESTMENT BANKERS MEMBER OF ALL MAJOR EXCHANGES reviewed, upon the advice of Pacific Scientific, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments of the management of Pacific Scientific as to the future financial performance of Pacific Scientific, and we have further assumed that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by the management of Pacific Scientific. We have assumed that the Offer and the Merger will be consummated upon the terms set forth in the Merger Agreement without material alteration thereof. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

While we believe that our review, as described herein, is an adequate basis for the opinion that we express, this opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. You should understand that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise you or any person of any change in any fact or matter affecting this opinion which may come or be brought to our attention after the date of this opinion.

We may, from time to time, trade in the securities of Pacific Scientific for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or a short position in such securities. We are acting as financial advisor to Pacific Scientific in connection with the Offer and the Merger and will receive, and have already received, fees in connection with the rendering of this opinion and rendering such services and Pacific Scientific has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion or such services.

Our opinion is rendered at the request of and for the use of the Board of Directors of Pacific Scientific. Our opinion is not intended to be and does not constitute a recommendation to any shareholder of Pacific Scientific as to whether such shareholder should tender shares of Pacific Scientific Common Stock pursuant to the Offer or how any shareholder should vote upon or take any other action with respect to the Offer or the Merger. We do not express any opinion regarding the future value of the shares of Pacific Scientific Common Stock, nor do we express any opinion regarding the fairness of the Offer or the Merger to Parent or Purchaser. Our opinion may be included in a proxy statement or solicitation/recommendation statement of Pacific Scientific distributed in connection with the Offer or the Merger, provided that this opinion is reproduced in full and any description of, or reference to, this opinion therein is in a form and substance acceptable to us and our legal counsel. Except as provided in the previous sentence, this opinion shall not be reproduced, summarized, described or referred to, or furnished to any party, without our prior written consent.

Based upon and subject to the foregoing considerations, it is our opinion, as investment bankers, that, as of the date hereof, the consideration to be received by Holders of Pacific Scientific Common Stock in the Offer and the Merger is fair to such holders from a financial point of view.

                                          Very truly yours,

                                          BANCAMERICA ROBERTSON STEPHENS

                                          /s/ Gidon Cohen
                                          ______________________________________
                                                   Authorized Signatory